Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
(800) 579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Announces Lease Accounting Changes; Issues Revised Fiscal 2005 First Quarter and Full Year Earnings Guidance To Reflect Impact of the Lease Accounting Changes

-- Changes Will Have No Effect on Historical or Future Net Cash Flow –

HOUSTON, TX, March 21, 2005 – In a press release issued March 10, 2005, Stage Stores, Inc.(Nasdaq: STGS) announced that, like many other retailers, it was reviewing its lease accounting practices. The Company reported today that, as a result of its review, it has determined that certain of its lease accounting practices were not in accordance with the views recently expressed by the Office of the Chief Accountant of the Securities and Exchange Commission on February 7, 2005 regarding certain lease accounting matters; therefore, its lease accounting practices will require modifications, as more fully described below.

The Company further reported that, on March 17, 2005, its Audit Committee concluded that, as a result of these changes in its lease accounting practices, the Company's financial statements should be restated. Therefore, after discussion with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the Company will restate its financial statements for all periods presented in its previously filed Form 10-K for the fiscal year ended January 31, 2004. Additionally, the Company will restate its financial statements as presented in its previously filed Form 10-Qs for the first three quarters of the 2004 fiscal year. As such, the Company's previously issued financial statements should no longer be relied upon.

Historically, the Company has recorded rent expense on a straight-line basis over the initial non-cancelable lease term, with the term commencing when rent payments began. Rent payments typically began on the store opening date, which had the effect of excluding the build-out period (or rent holiday period) from the calculation of the rent period. Additionally, the Company has depreciated leasehold improvements over the lesser of the estimated useful life of the leasehold improvements or the term of the lease, including available lease renewal option periods, not to exceed fifteen years. Lastly,

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when accounting for landlord/tenant incentives ("construction allowances"), the Company has recorded these construction allowances as a reduction in leasehold improvements on its balance sheet and as a reduction in capital expenditures on its statement of cash flows.

The Company will now depreciate leasehold improvements for stores over the lesser of the estimated useful life of the leasehold improvements or the primary term of the lease, which is typically ten years for new and relocated stores, including applicable available lease renewal option periods, where appropriate.   The Company will record rent expense on a straight-line basis over the initial lease term, and where appropriate applicable available lease renewal option periods, including the build-out period, if any, and will record construction allowances received from landlords as a deferred rent liability on its balance sheet and as an operating activity on its statement of cash flows. Such deferred rent liability will be amortized over the related lease term as a reduction of rent expense. This change will result in lower rent expense and higher depreciation expense.

The impact of the changes on the Company's consolidated statements of income is expected to be a reduction of net income of approximately $2.3 million, or $0.12 per diluted share, $1.6 million, or $0.08 per diluted share, $0.8 million, or $0.04 per diluted share, and $0.3 million, or $0.01 per diluted share, for the fiscal periods ended January 29, 2005, January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

The cumulative impact of the changes on the Company's January 29, 2005 consolidated balance sheet is expected to be an increase in deferred rent of approximately $18.2 million, a decrease in deferred tax liability of approximately $2.9 million and a decrease in retained earnings of approximately $5.0 million, net of taxes, as well as an increase in property, equipment and leasehold improvements of approximately $10.3 million.

The impact of the changes on the Company's consolidated statements of cash flows will be to increase both "net cash provided by operating activities" and "net cash used in investing activities" by equal amounts.   These adjustments are expected to be approximately $4.1 million, $11.0 million, $3.9 million and $0.2 million for the fiscal periods ended January 29, 2005, January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

The Company noted that, as a result of these changes to its lease accounting practices, it has revised its previously reported fiscal 2004 fourth quarter and full year unaudited earnings results to be net income of $18.6 million, or $0.94 per diluted share, and $51.4 million, or $2.58 per diluted share, respectively.

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The Company today also issued revised fiscal 2005 first quarter and full year earnings guidance that reflects the impact that these changes to its lease accounting practices had on its previously provided earnings projections, which were issued on March 10, 2005. The impact of these changes is a reduction in net income of $0.6 million, or $0.03 per diluted share, and $2.4 million, or $0.12 per diluted share, for the 2005 first quarter and full fiscal year periods, respectively. As a result of these changes, net income is currently projected to be in the range of $19.2 to $20.6 million, or earnings of $0.96 to $1.03 per diluted share, for the first quarter ending April 30, 2005. This outlook compares to earnings, after restatement, of $18.5 million, or $0.89 per diluted share, for the prior year first quarter. For the 2005 fiscal year ending January 28, 2006, net income is currently projected to be in a range of $53.6 to $57.0 million, or $2.71 to $2.88 per diluted share. This outlook compares to unaudited earnings of $51.4 million, or $2.58 per diluted share, for the 2004 fiscal year.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small towns and communities through 532 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

<u>"Safe Harbor" Statement</u>

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's expected impact on its financial statements related to the changes that it is making with respect to its accounting practices for leases, as well as comments regarding the Company's revised outlook and expectations for the first quarter of the 2005 fiscal year and for the full 2005 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 15, 2004, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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